SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             SUMMIT LIFE CORPORATION
                                (Name of Issuer)

                             Summit Life Corporation
                                 James L. Smith
                                Charles L. Smith
                                ----------------
                      (Names of Person(s) Filing Statement)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   866140 10 6
                                   -----------
                      (CUSIP Number of Class of Securities)

                     James L. Smith, Chief Executive Officer
                             Summit Life Corporation
                        3021 Epperly Dr., P.O. Box 15808
                          Oklahoma City, Oklahoma 73155
                                 (405) 677-0781
                                 --------------
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:
                            Jeanette C. Timmons, Esq.
                   Day, Edwards, Propester & Christensen, P.C.
                           210 Park Avenue, Suite 2900
                          Oklahoma City, Oklahoma 73102
                                 (405) 239-2121

This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c.  |_|  A tender offer.
d.  |_|  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|
Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

     Transaction valuation*                            Amount of Filing Fee**
           $546,774.90                                       $44.24

* For purposes of calculating the fee only. Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, the value of the securities proposed to be acquired consists of (i) the estimated $14,206.50 of cash to be paid in lieu of the issuance of fractional shares of common stock and (ii) the $532,568.40 market value of the 2,662,842 whole shares of common stock to be converted into new shares of common stock in the reverse split (based on the average of the high and low prices reported in the OTCBB for the shares on September 18, 2003--$0.20).

** Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, consists of .0000809 ($80.90 per million) of the (i) cash to be paid in lieu of fractional shares; and (ii) market value of the whole shares to be issued based on the average of the high and low prices reported in the OTCBB for the shares on September 18, 2003.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $2.84               Filing Party: Summit Life Corporation
     Form or Registration No.: Schedule 13e-3      Date Filed:   September 23, 2003

                                  INTRODUCTION

         Summit Life Corporation ("Summit") hereby submits this Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement"). This Statement relates to a proposed amendment to Summit's Certificate of Incorporation to effect a one for 100 reverse stock split of the common stock of Summit. Summit's board of directors has unanimously approved the reverse stock split. A majority of Summit's stockholders have approved the amendment to Summit's Certificate of Incorporation by written consent. The remaining stockholders will be informed of the amendment to effect the stock split by means of an information statement to be circulated to such stockholders (the "Information Statement"). Concurrently with the filing of this Statement, Summit is filing the Information Statement with the Securities and Exchange Commission (the "Commission"). The Information Statement is expressly incorporated herein by reference in response to the Items of this Statement.

         This  Statement is intended to satisfy the  reporting  requirements  of
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.  Summary Term Sheet.

         The information set forth in the Information Statement under the caption "SUMMARY" is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the subject company is Summit Life Corporation and the address and telephone number of its principal executive offices are 3021 Epperly Dr., P.O. Box 15808, Oklahoma City, Oklahoma 73155, (405) 677-0781.

         (b) The subject class of equity securities is common stock, par value $0.01 per share. As of September 18, 2003, there were 2,691,255 shares of common stock outstanding. The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Effects of the Reverse Stock Split" and "PRINCIPAL STOCKHOLDERS" is incorporated herein by reference.

         (c) The information set forth in the Information Statement under the caption "TRADING AND MARKET PRICES" is incorporated herein by reference.

         (d) The information set forth in the Information Statement under the caption "DIVIDENDS" is incorporated herein by reference.

         (e) On May 14, 2001, the Commission declared effective the Company's public offering of 1,000,000 shares of its common stock with an offering price of $1.00 per share (the "Public Offering"). The Public Offering was terminated by the Company on March 31, 2002, and the Company received gross proceeds in the amount of $423,700 based on the sale of an aggregate of 423,700 shares of common stock.

         (f) The Company has not purchased any of its common stock during the two years preceding the filing of this Schedule 13E-3.

Item 3.  Identity and Background of Filing Person.

         (a) - (c) The information set forth in the Information Statement under the caption "BACKGROUND INFORMATION OF EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS" is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) The information contained in the Information Statement under the captions of "SUMMARY - What is Being Proposed; - What Vote of Stockholders is Required to Approve the Reverse Stock Split; and - What are the Purposes of and Reasons for the Reverse Stock Split;" "SPECIAL FACTORS - Purposes of and Reasons for the Reverse Stock Split; - Effects of the Reverse Stock Split; and - United States Federal Tax Consequences of the Reverse Stock Split;" and "AMENDMENT TO OUR CERTIFICATE OF INCORPORATION - General; Required Vote; and Description of the Reverse Stock Split" is incorporated herein by reference.

         (c) Not applicable.

         (d) The information contained in the Information Statement under the captions "SUMMARY - Do I Have Appraisal Rights in Connection with the Reverse Stock Split" and "AMENDMENT TO OUR CERTIFICATE OF INCORPORATION - No Appraisal Rights" is incorporated herein by reference.

         (e) Except as required by Oklahoma law, no provision has been made to grant unaffiliated security holders access to our corporate files or to obtain counsel or appraisal services at our expense.

         (f) The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Effects of the Reverse Stock Split - Termination of Registration" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (a) - (c) Not applicable.

         (e) Not applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (b) The shares acquired in the transaction as a result of the purchase of fractional interests will be retired.

         (c)(1 - 8) The information contained in the Information Statement under the captions "SUMMARY - What are the Purposes of and Reasons for the Reverse Stock Split; and - What will be the Effects of the Reverse Stock Split;" and "SPECIAL FACTORS - Purposes of and Reasons for the Reverse Stock Split; and - Effects of the Reverse Stock Split - Termination of Registration" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

         (a) - (d) The information contained in the Information Statement under the captions "SUMMARY - What are the Purposes of, and Reasons for, the Reverse Stock Split; - What Alternatives Were Considered When Recommending the Reverse Stock Split; and - What Will be the Effects of the Reverse Stock Split;" and "SPECIAL FACTORS - Purposes of and Reasons for the Reverse Stock Split; - Alternatives Considered; and - Effects of the Reverse Stock Split" is incorporated hereby by reference.

Item 8.  Fairness of the Transaction.

         (a) - (e) The information contained in the Information Statement under the captions "SUMMARY - Is the Reverse Stock Split Fair to Our Unaffiliated Stockholders;" and "SPECIAL FACTORS - Fairness of the Reverse Stock Split to our Unaffiliated Stockholders is incorporated herein by reference.

         (f) Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

         (a) The information contained in the Information Statement under the captions "SPECIAL FACTORS - Fairness of the Reverse Stock Split to our Unaffiliated Stockholders is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

Item 10.   Source and Amounts of Funds or Other Consideration.

         (a) The information contained in the Information Statement under the captions "SUMMARY - How Are We Funding the Reverse Stock Split;" "SPECIAL FACTORS - Effects of the Reverse Stock Split - Financial Effects of the Reverse Stock Split;" and "AMENDMENT TO OUR CERTIFICATE OF INCORPORATION - Description of the Reverse Stock Split - Source of Funds and Expenses" is incorporated herein by reference.

         (b) No alternative financing plans have been made.

         (c) The information contained in the Information Statement under the captions "SUMMARY - How Are We Funding the Reverse Stock Split;" "SPECIAL FACTORS - Effects of the Reverse Stock Split - Financial Effects of the Reverse Stock Split;" and "AMENDMENT TO OUR CERTIFICATE OF INCORPORATION - Description of the Reverse Stock Split - Source of Funds and Expenses" is incorporated herein by reference.

         (d) Not applicable.

Item 11.   Interest in Securities of the Subject Company.

         (a) The information contained in the Information Statement under the caption "PRINCIPAL STOCKHOLDERS" is incorporated herein by reference.

         (b) No person specified in the Instruction to Schedule 13E-3 has effected any transactions in the subject securities within the 60 days preceding the filing of this Schedule 13E-3.

Item 12.   The Solicitation or Recommendation.

         (d) The information contained in the Information Statement under the captions "SUMMARY - What Vote of Stockholders is Required to Approve the Reverse Stock Split;" "SPECIAL FACTORS - Alternatives Considered; and - Fairness of the Reverse Stock Split to our Unaffiliated Stockholders - Procedural Fairness for Unaffiliated Stockholders" and "AMENDMENT TO OUR CERTIFICATE OF INCORPORATION - Required Vote" is incorporated herein by reference.

         (e) The information set forth in the Information Statement under the captions "SUMMARY - What are the Purposes of, and Reasons for, the Reverse Stock Split;" "SPECIAL FACTORS - Purposes of and Reasons for the Reverse Stock Split; and "AMENDMENT TO OUR CERTIFICATE OF INCORPORATION - General" is incorporated herein by reference.

Item 13. Financial Statements.

         (a) The information contained in the Information Statement under the caption "AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE" is incorporated herein by reference, which incorporates by reference the financial statements and financial information provided in the following documents previously filed by us under the Exchange Act with the Commission:

                  (1) Our Annual Report on Form 10-KSB for the year ended December 31, 2002, filed March 31, 2003;

                  (2) Our Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2003, filed November 14, 2003.

         We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information we file at the Commissions public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

         We will provide without charge to each person, including any beneficial owner of such person, to whom a copy of the Information Statement has been delivered, on written or oral request, a copy of any and all of the documents referred to above that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference herein). Requests for such copies should be directed to Charles L. Smith, Chief Operating Officer, 3021 Epperly Drive, Oklahoma City, Oklahoma 73155.

         (b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

         (a) - (b) Not applicable.

Item 15. Additional Information.

         (b) None.

Item 16. Exhibits.

         (a) Summit's Information Statement on Schedule 14C, including all appendices thereto (incorporated herein by reference to Summit's Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on December 1, 2003).

         (b) None.

         (c) None.

         (d) None.

         (f) Not applicable.

         (g) None.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      SUMMIT LIFE CORPORATION



                      By:  /s/ James L. Smith
                          ------------------------------------------------------
                         James L. Smith, Chief Executive Officer



                      By: /s/ Charles L. Smith
                         -------------------------------------------------------
                         Charles L. Smith, President and Chief Operating Officer